UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

THE DIXIE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $3.00 Per Share

(Title of Class of Securities)

255579-10-4

(CUSIP Number)

John F. Henry, Jr.

Shumacker Witt Gaither & Whitaker, P.C.

Suite 1100, 736 Market Street

Chattanooga, TN 37402

423-425-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 255579-10-4	PAGE 2 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul K. Frierson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 98,155 8. Shared Voting Power 305,493 9. Sole Dispositive Power 192,244 10. Shared Dispositive Power 118,814

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,648

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.56%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $3.00 per share (the “Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), the principal executive offices of which are located at 345-B Nowlin Lane, Chattanooga, Tennessee 37421.

Item 2.	Identity and Background.

(a) Paul K. Frierson.

(b) 185 South Industrial Boulevard, Calhoun, Georgia 30701.

(c) Director of The Dixie Group, Inc., a manufacturer and marketer of floorcovering products headquartered at 345-B Nowlin Lane, Chattanooga, Tennessee 37421, and President of The Dixie Group, Inc.’s Candlewick Yarns subsidiary.

(d) Mr. Frierson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Frierson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Frierson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.	Purpose of Transaction.

On February 20, 2004, the Estate of Rowena K. Frierson adopted a plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for trading in shares of Common Stock, including shares of Class B Common Stock, par value $3 per share, of The Dixie Group, Inc. (“Class B Common Stock”) upon conversion into shares of Common Stock. Mr. Frierson, together with Daniel K. Frierson and T. Cartter Frierson, are each co-executors of the Estate of Rowena K. Frierson. Pursuant to the plan, the Estate disposed of 125,139 shares of Class B Common Stock on February 20, 2004, and 3 shares of Common Stock on February 23, 2004.

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Mr. Frierson does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer (other than as a participant in the Issuer’s equity compensation plans for its senior executives in his capacity as Vice President of the Issuer); an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action. Notwithstanding the foregoing, any of the preceding actions may be, from time to time, proposed to and acted upon by the board of directors of the Issuer, of which Mr. Frierson is a member, in the normal course of the Issuer’s business. Thus, in the normal course of discharging his duties as a director of the Issuer, and in his capacity as such, Mr. Frierson may be required to consider or review any such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a)    As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 403,648 shares of Common Stock1 constituting

1 Such 403,648 shares of Common Stock consist of: (i) 98,155 shares of Common Stock as to which Mr. Frierson has sole investment and sole voting power, consisting of (A) 48,453 shares of Common Stock owned directly by Mr. Frierson, (B) options, which are exercisable within 60 days of the date hereof, to purchase 47,766 shares of Common Stock, and (C) 1,936 shares of Common Stock allocated to Mr. Frierson’s account in The Dixie Group, Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”); (ii) 27,430 shares of Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees of charitable remainder trusts formed by Rowena K. Frierson; (iii) 6,080 shares of Common Stock owned by the wife of Mr. Frierson and as to which he shares voting and investment power; (iv) 20,610 shares of Common Stock owned by the children of Mr. Frierson and as to which he shares voting power; and (v) the deemed conversion of (A) 94,069 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof, (B) 72,000 shares of Class B Common Stock owned by the children of Mr. Frierson and as to which he shares voting power, (C) 40,000 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson as co-trustees of the Frierson Family Trusts, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof,

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approximately 3.56% of the 11,343,080 shares of Common Stock2 that were deemed to be outstanding as of November 6, 2003. Mr. Frierson expressly disclaims beneficial ownership of the 179,373 such shares which may be deemed to result from the conversion of shares of the Issuer’s Class B Common Stock, par value $3.00 per share (the “Class B Common Stock”) held subject to the Shareholder Agreement discussed in Item 6 hereof, because restrictions on transferability and withdrawal imposed by the agreement effectively prohibit such conversion for the duration of the agreement, absent the consent of the parties.

(b) Mr. Frierson has the sole power to vote and dispose of 98,155 of the shares of Common Stock for which beneficial ownership is reported.3

Mr. Frierson has the sole power to dispose of 94,069 shares of Class B Common stock held directly by Mr. Frierson and subject to the Shareholder Agreement discussed in Item 6 hereof.

Mr. Frierson shares the power to vote and dispose of 118,814 of the shares of Common Stock for which beneficial ownership is reported.

Mr. Frierson shares the power to vote and dispose of 27,430 shares of Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson, as co-trustees of charitable remainder trusts formed by Rowena K. Frierson. Daniel K. Frierson’s address is 345-B Nowlin Lane, Chattanooga, Tennessee 37421. He is Chairman of the Board and Chief Executive Officer of the Issuer. T. Cartter Frierson’s address is 4939 Scenic Highway, Rising Fawn, Georgia 30738. He is President of TCF Consulting Group, LLC, a management consulting firm.

and (D) 45,304 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson as co-trustees of the Special Purpose Trust of J. Burton Frierson, which shares are subject to the Shareholder Agreement discussed in Item 6 hereof.

2        299,139 shares of Common Stock are added to the 11,043,941 shares of Common Stock reported by the Issuer to Mr. Frierson as outstanding as of November 6, 2003, to reflect (i) the assumed conversion of the 251,373 shares of Class B Common Stock, which are held as described in Footnote 1 hereof, and (ii) the assumed exercise of options, which are exercisable within 60 days of the date hereof, to purchase 47,766 shares of Common Stock. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 179,373 shares of Common Stock which would result from the conversion of shares of Class B Common Stock held subject to the Shareholder Agreement discussed in Item 6 hereof.

3        Consists of (i) 48,453 shares of Common Stock owned directly by Mr. Frierson, (ii) options, which are exercisable within 60 days of the date hereof, to purchase 47,766 shares of Common Stock, and (iii) 1,936 shares of Common Stock allocated to Mr. Frierson’s account in the 401(k) Plan.

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Mr. Frierson also shares the power to vote and dispose of 6,080 shares of Common Stock owned by his wife (Maureen K. Frierson). Her address is 141 Brow Lake Road, Lookout Mountain, Georgia 30750.

Mr. Frierson also shares the power to vote and dispose of 40,000 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson as co-trustees of the Frierson Family Trusts. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 40,000 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and to dispose of 45,304 shares of Class B Common Stock held by Mr. Frierson, Daniel K. Frierson, and T. Cartter Frierson as co-trustees of the Special Purpose Trust of J. Burton Frierson. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 45,304 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson shares the power to vote 20,610 shares of Common Stock and 72,000 shares of Class B Common Stock owned by his children (C. Kelly Frierson, Paul K. Frierson, Jr., Christina Marie Frierson, and John Sullivan Frierson). Their address for purposes of this filing is 141 Brow Lake Road, Lookout Mountain, Georgia 30750.

Mr. Frierson also shares the power to vote 94,069 shares of Class B Common Stock held directly by Mr. Frierson and subject to the Shareholder Agreement discussed in Item 6 hereof.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

(c)    On February 20, 2004, the Estate of Rowena K. Frierson adopted a plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for trading in shares of Common Stock, including shares of Class B Common Stock upon conversion into shares of Common Stock. Mr. Frierson, together with Daniel K. Frierson and T. Cartter Frierson, are each co-executors of the Estate of Rowena K. Frierson. Pursuant to the plan, the Estate disposed of 125,139 shares of Class B Common Stock on February 20, 2004, and 3 shares of Common Stock on February 23, 2004.

(d)    See Item 5(b).

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(e)    As of February 20, 2004, Mr. Frierson ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock as a result of the disposition of Class B Common Stock held by the Estate of Rowena K. Frierson, of which Mr. Frierson, Daniel K. Frierson and T. Cartter Frierson are co-executors.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Of the 251,373 shares of Class B Common Stock beneficially owned by Mr. Frierson, 179,373 are subject to a shareholder agreement (the “ShareholderAgreement”). Pursuant to the terms of the Shareholder Agreement, Daniel K. Frierson has been granted a proxy, which expires October 2005, to vote all such shares. The proxy is terminable under certain limited circumstances prescribed in the Shareholder Agreement. The Shareholder Agreement also places certain restrictions on the transfer or withdrawal of shares of Class B Common Stock held by the parties thereto, effectively preventing the conversion of shares held pursuant to the Shareholder Agreement into shares of Common Stock for the duration of the agreement, absent the consent of the parties. Accordingly, Mr. Frierson has expressly disclaimed beneficial ownership of any shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are currently held subject to the Shareholder Agreement.

The participating parties to the Shareholder Agreement are the trusts created under the Estate of J. Burton Frierson, the Estate of Rowena K. Frierson (the wife of J. Burton Frierson), and three of the sons of J. Burton and Rowena K. Frierson (Daniel K. Frierson; Paul K. Frierson; and T. Cartter Frierson).

Item 7.	Material to be Filed as Exhibits.

Dixie Yarns, Inc. Class B Common Stock Shareholders Agreement, as amended to date.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul K. Frierson

Paul K. Frierson

Date: February 20, 2004

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